UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Citizens Holdings LLC

Legal status of Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   New York

   Date of Organization:

   December 24, 2019

Physical Address of Issuer:

521 E. 12th St
New York, NY 10009

Website of Issuer:

https://citizens.coffee/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 25, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

30

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,050,117	$557,901
Cash & Cash Equivalents	$69,447	$95,922
Accounts Receivable	$26,878	$0
Short-term Debt	$350,114	$167,133
Long-term Debt	$176,653	$1,198

Revenues/Sales	$4,141,603	$2,201,700
Cost of Goods Sold	$2,688,295	$1,259,629
Taxes Paid	$0	$0
Net Income	$419,818	$284,462

The above reflects the consolidated financials of Citizens Holdings LLC and subsidiaries ("Citizens Subsidiaries"): Citizens of Chelsea LLC; Citizens of SoHo LLC; Citizens of Bleecker LLC; Citizens of the East Village LLC; Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy).

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONISBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justin Giuffrida
(Signature)

Justin Giuffrida
(Name)

Co-Founder; Co-Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Giuffrida
(Signature)

Justin Giuffrida
(Name)

Co-Founder; Co-Manager
(Title)

/s/Andrew Geisel
(Signature)

Andrew Geisel
(Name)

Co-Founder; Co-Manager
(Title)

2/8/2021
(Date)

Instructions

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Investor Deck
EXHIBIT F: Form of Security
EXHIBIT G: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

January 30, 2020

Citizens Holdings LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Citizens Holdings LLC ("Citizens", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $1,070,000.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 25, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the website of the Intermediary (as herein defined). Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration. This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:
1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.Citizens.coffee/

The Company must continue to comply with the ongoing reporting requirements until:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/citizens-coffee

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities.

Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Citizens Holdings LLC is a New York limited liability company, formed on December 24, 2019.

The Company is located at 521 East 12th Street, New York, US.

The Company's website is https://www.citizens.coffee/

The Company conducts business in New York.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/citizens-coffee and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of the Securities being offered	25,000

Total Amount of the Securities Outstanding after Offering (if Target Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	1.00
Minimum Individual Purchase Amount	$100**
Offering Deadline	April 25, 2021
Use of Proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 33.

*The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

** The Company reserves the right to amend the minimum individual purchase amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative minimum individual purchase amounts to participating Investors in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Target Amount	$25,000.00	$6,000.00	$94,000.00
Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

1. This excludes fees to Company's advisors, such as attorneys and accountants.
2. In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering. The Company reserves the right to amend the minimum individual purchase amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative minimum individual purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

Company has an immediate need for capital due to accruing debt to expand. Even if Company raises the maximum amount in this financing round, the Company may need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's near and long-term goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is a Limited Liability Company

The Company's Operating Agreement gives Andrew Geisel and Justin Giuffrida substantially complete control over management and decision-making for the Company for so long as each is beneficial owner of a majority of Membership Interests. This means that Andrew Geisel and Justin Giuffrida will have the ability to manage the Company and make key decisions (including, without limitation, regarding capital investments, admission of new investors, sale of the Company and similar material matters) without oversight by a board of directors or consent rights of other members. While the Company believes that the interests of Andrew Geisel and Justin Giuffrida are substantially aligned with those of all members of the Company, other members will not have any "minority member" protections or rights, except as may be provided by law. The Members have broad discretion to amend the Company's operating agreement and amend or alter the rights and preferences of the Members and to issue or create separate classes or series of Membership Interests.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company's success depends on the experience and skill of the managers and key employees.

In particular, we are dependent on Justin Giuffrida and Andrew Geisel, managers of the Company. The loss of the managers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privatelyheld (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We face intense competition, and if we have an insufficient focus on competition and the consumer landscape, our business, financial condition and results of operations could be adversely affected.

The full-service dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel, take-out and delivery options and type and quality of food, and there are many well-established competitors. We compete with national and regional restaurant chains and locally-owned restaurants. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of brand, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations could be adversely affected.

We are subject to changes in consumer preferences that may adversely affect demand for food at our restaurants.

Consumers have continually changing health and dietary preferences. We are continually challenged to evolve our menu offerings to appeal to these changing customer preferences, while retaining popular menu items. New information or changes in dietary, nutritional, allergen or health guidelines or environmental or sustainability concerns, whether issued by government agencies, academic studies, advocacy organizations or similar groups, may cause some groups of consumers to select foods other than those that are offered by our restaurants. If we fail to anticipate changing trends or other consumer preferences, our business, financial condition and results of operations could be adversely affected.

The Company may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.

Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including social media applications and websites, blogs and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is subject to FDA, state and local health department regulations

Changes in FDA, state and local health department regulations or other laws or regulations related to the preparation and sale of food products may adversely affect our business.

The outbreak of coronavirus disease 2019 ("COVID-19") has had a material adverse impact on our restaurant traffic, revenue and profitability, and, depending on the severity and longevity of the pandemic, may have a material adverse impact on business, financial condition and results of operations.

Since early March 2020, we have experienced a significant decrease in our restaurant traffic due to the COVID-19 pandemic. State and local government agencies where we operate have declared a state of emergency and have mandated social distancing, self-quarantine and restrictions on indoor dining capacity, all of which have impacted our operations and reduced our revenue and profitability compared with 2019 same-store performance. There have been periods during the pandemic during which some or all of the subsidiaries have operated with net losses. In the event COVID-19 becomes more severe or prolonged, we may be subject to additional restrictions, which could result in net losses or the mandatory closure of some or all of our restaurants and the termination of all services provided by our restaurants for a period of time.

The Company has received government assistance as a result of the COVID-19 pandemic and will be required to repay a portion of the assistance.

The Company's subsidiaries have outstanding debt of $524,936 in the form of Paycheck Protection Program ("PPP") loans, however, the Company expects that all of the uses of the PPP principal qualify as forgivable uses, and the Company will not owe any of the principal. The Company's subsidiaries have outstanding long-term debt of $150,000 in the form of an Economic Injury Disaster Loan ("EIDL") owed to the Small Business Administration. The Company intends to repay the EIDL. However, due to a lack of sufficient revenue to pay all expenses during certain months of the pandemic, the Company's subsidiaries have spent a portion of the COVID-19 government assistance to cover these expenses and continued operations may require further government assistance until government restrictions are lifted. If restrictions and low traffic continue for any substantial period but further government assistance, consistent with the assistance provided under the PPP and EIDL, is not forthcoming, the Company may operate at a loss and not have sufficient cash to continue operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to Crowdfunding and the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws.

Since its inception the Company has issued short-term debt of $50,000 in the form of a convertible promissory note, $97,153 in the form of promissory notes to third parties and $147,294.74 in the form of partner loans ("Notes"). The Company intends to repay these Notes. The Company has issued $168,856 of outstanding convertible securities in the form of a SAFE. See "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" and "FINANCIAL INFORMATION - Previous Offerings of Securities".

The Company believes that some or all of the Notes may be deemed to be "securities" under Federal and applicable state laws. While the Company is currently relying on the offering exemptions contained in Section 4(a)(2) of the Securities Act of 1933, the issuance and sale of the Notes may not have complied in all respects with Federal and state laws applicable to the sale of securities to non-accredited investors. Therefore, the Company is working with its attorneys and accountants to satisfy the applicable information, disclosure and filing requirements. If the Company was determined by a court or regulatory body of proper jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such non-accredited investors. If such investors exercised their rescission rights, the Company would have to pay such investors an amount equal to the purchase price paid by such investor plus interest from the date of such purchase. There is no guarantee that Company will have sufficient funds to pay such an investor.

Additionally, if the Company were to become subject to regulatory enforcement action or other legal action, any such action could result in the Company having to incur significant additional legal costs, and the Company may also have to pay substantial fines and possibly be prohibited from selling securities in one or more jurisdictions.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each

Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred securities, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred securities and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred securities consistent with the majority of the Series B Preferred security holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which

the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.
.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit F.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred securities, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Citizens Holdings operates fast-casual restaurants. Currently, the Company is operating 4 restaurants in New York, NY and operates one commissary kitchen.

The Company originally consisted of separate LLCs for each store. The Company is a "roll up" of substantially all of the store's individual LLCs into one holding entity, Citizens Holdings LLC. The Company owns 100% of the membership interests in all Citizens Subsidiaries. See Citizens Subsidiaries below:

Entity	State of Organization	Location Address
Citizens of Chelsea LLC	New York	401 W. 25th St., New York, NY
Citizens of SoHo LLC	New York	201 Lafayette St., New York, NY
Citizens of Bleecker LLC;	New York	155 Bleecker St., New York, NY
Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy)	New York	362 2nd Ave., New York, NY

Citizens of the East Village LLC (commissary)	New York	21 East 12th Street, New York, NY

Business Plan

Citizens Holdings plans to expand across the United States by opening more restaurants.

The Company's Products and/or Services

Citizens Holdings operates fast-casual Australian-style café-restaurants offering a farm-to-table-sourced and health-conscious menu for breakfast, lunch and dinner.

Competition

Currently, our direct competitors in the Australian-style café market are small "mom and pop" restaurants localized with an urban market. For example, our New York City competitors are Two Hands NYC (four locations), Ruby's (three locations). There are currently no regional or national Australian-style cafés in the United States.

Customer Base

Our main customer demographic consists of millennials and health conscious consumers. A majority of our customer demographic is also female.

Supply Chain

Materials and ingredients essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials and ingredients are available from multiple sources. Where possible, we source from local farms and manufacturers.

Intellectual Property

We are in the process of filing for and securing the trademark for our brand.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently involved in any legal proceedings that may reasonably be expected to have a material adverse effect on its business prospects, results of operations or financial condition.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Amount Raised	Amount if Target Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Café/Restaurant Expansion	86%	$21,500	79%	$845,300
Marketing	4%	$1,000	7%	$74,900
General Corporate Purpose	4%	$1,000	8%	$85,600
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The primary use of proceeds will be the expansion of Citizens cafes into new markets, including construction of new restaurants. These restaurants will be of a size and configuration, and located in neighborhoods and communities, similar to our current cafes and will feature similar menu offerings. Marketing and general corporate expenses paid for by the proceeds will be spent in furtherance of promoting and supporting business expansion.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held at the Company	Principal Occupation and Employment Responsibilities for	Education

		the Last Three (3) Years	
Justin Giuffrida	Manager	Founder & Manager – Citizens (October 2016 – Present)	BA Commerce and Accounting
Andrew Geisel	Manager	Founder & Manager – Citizens (October 2016 – Present)	BA Architecture and Environmental Design 2013

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company and its subsidiaries currently employ 30 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Current Amount Outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more LLC Membership Interest Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion of Convertible Promissory Note and SAFE prior to the Offering if convertible securities).	97.295%

Type of security	Convertible Promissory Note
Amount outstanding/Face Value	$50,000.00
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.595%*

*This Convertible Promissory Note may be converted at a price equal to seventy percent (70%) of the cash price paid per membership interests in a financing of $500,000 or more. This percentage reflects the conversion of the promissory note at a $12,000,000 post-money valuation.

Type of security	Simple Agreement for Future Equity (SAFE)
Amount outstanding/Face Value	$168,856.00
Voting Rights	No
Anti-Dilution Rights	No
Other Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.11%**

** Ownership assumes an equity financing of over $1,000,000 and occurring at a purchase price of $1.00 share, which entitles this SAFE to be converted at a price equal to $0.80 per share.

Type of Debt	Promissory Note from Giuffrida and Geisel Family Loan
Amount outstanding	$97,153.00
Interest Rate	5%
Description of Collateral	None
Other Material Terms	None
Maturity Date	10/31/2021

Type of Debt	Partner Loan
Amount outstanding	$79,000.00
Interest Rate	No interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

Type of Debt	Partner Loan
Amount outstanding	$68,294.74
Interest Rate	5%
Description of Collateral	None
Other Material Terms	None
Maturity Date	4/1/2025

Type of Debt	Small Business Administration Economic Injury Disaster Loan (EIDL)
Amount outstanding	$150,000.00*
Interest Rate	3.75% on outstanding principal on 1/1/2021
Description of Collateral	Company Assets
Other Material Terms	None
Maturity Date	12/31/2050

Type of Debt	Paycheck Protection Program (PPP)
Amount outstanding	$524,936.00*
Interest Rate	1%
Description of Collateral	None
Other Material Terms	All principal may be eligible for forgiveness
Maturity Date	12/31/2025

* The EIDL was lent to Citizens of Chelsea LLC. The PPP loans were lent to the Company's subsidiaries in the following amounts:

Subsidiary	PPP
Citizens of Chelsea LLC	$206,000.00
Pushcart Coffee Peter's Field LLC	$93,700.00
Citizens of SoHo LLC	$72,210.00
Citizens of Bleecker LLC	$107,365.00
Citizens of the East Village LLC	$45,661.00
Total	**$524,936.00**

Ownership

A majority of the Company is owned by Andrew Geisel and Justin Giuffrida.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Citizens Collective LLC (owned by Andrew Geisel and Justin Giuffrida, each owning 50%)	90% of the membership interests	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Citizens Holdings (the "**Company**") was incorporated on December 24, 2019 under the laws of the State of New York, and is headquartered in New York, New York. The Company's business model is the operation of fast-casual Australian-style café-restaurants.

Cash and Cash Equivalents

As of the date hereof, the Company has approximately $325,000,000 in aggregate cash and cash equivalents. During 2020, the Company has generated positive cash flow, but in the event of a COVID-19-required shut down, or a prolonged continuation of the current restrictions on operations, the Company would have approximately (12) months of runway. Accordingly, in that situation, the Company may use all or a portion of the proceeds of the offering to cover operating expenses to expand the business to pre-pandemic levels.

The Company has aggregate outstanding short-term debt of $50,000 in the form of a convertible promissory note, $97,153 in the form of promissory notes to third parties and $147,294.74 in the form of partner loans ("Notes"). When these Notes comes due, the Company intends to repay these Notes.

The Company has issued $168,856 of outstanding convertible securities in the form of a SAFE, which the Company intends to treat similar to the SAFE issued as part of this offering.

The Company's subsidiaries have outstanding debt of $524,936 in the form of PPP loans, however, the Company expects that all of the uses of the PPP principal qualify as forgivable uses, and the Company will not owe any of the principal. The Company's subsidiaries have outstanding long-term debt of $150,000 in the form of EDIL owed to the Small Business Administration, which is due in periodic installments over 30 years. The Company intends to repay the EIDL. See "RISK FACTORS - Risks Related to Crowdfunding and the Offering **-** *The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws"* and, "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" and

"Previous Offerings of Securities" below. The Company has issued Membership Interests as a percentage of the Company equaling 100%.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The company plans to use the majority of the proceeds of the Offering towards capital and start-up expenses required for the expansion of the Citizens business model, which includes expansion of business inside existing café as well as construction of new restaurants. New restaurants will be of a size and configuration, and located in neighborhoods and communities, similar to our current cafes and will feature similar menu offerings.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the review financial statements.

Previous Offerings of Securities

We have made the following issuances of securities:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

LLC Membership Interests	N/A	100% of interest in the Company	General Operations	December 24, 2019	Section 4(a)(2) of the Securities Act of 1933
Convertible Promissory Note	$50,000	1 Convertible Promissory Note	General Operations	January 23, 2020	Section 4(a)(2) of the Securities Act of 1933
Simple Agreement for Future Equity ("SAFE")	$168,856	2 SAFEs	General Operations	January 10, 2020	Section 4(a)(2) of the Securities Act of 1933

See "RISK FACTORS - Risks Related to Crowdfunding and the Offering **-** *The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws"* and "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST".

The Convertible Promissory Note have been issued to a non-accredited person. The Company believes that the Convertible Promissory Note may be deemed to be a "security" under Federal and applicable state laws. While the Company is currently relying on the offering exemptions contained in Section 4(a)(2) of the Securities Act of 1933, the issuance and sale of the Convertible Promissory Note may not have complied in all respects with Federal and state laws applicable to the sale of securities to non-accredited investors. If the Company was determined by a court or regulatory body of proper jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such non-accredited investor. If such investor exercised their rescission rights, the Company would have to pay such investor an amount equal to the purchase price paid by such investor plus interest from the date of such purchase. There is no guarantee that Company will have sufficient funds to pay such an investor.

Additionally, if the Company were to become subject to regulatory enforcement action or other legal action, any such action could result in the Company having to incur significant additional legal costs, and the Company may also have to pay substantial fines and possibly be prohibited from selling securities in one or more jurisdictions.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**").

The Company must receive commitments from investors in an amount totaling the Target Amount by April 25, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Amount has been reached through the Intermediary. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES

OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our investor deck and the Crowd SAFE instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering, the Company will have 100% of its membership interests issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible, at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $12,000,000.00 divided by the aggregate number of issued and outstanding membership interest units, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred membership interest units and all outstanding vested or unvested options or warrants to purchase membership interest units, but excluding (i) the issuance of all shares of membership interest units reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

The price determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of membership interest units of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's membership interest units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of membership interest units reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued preferred membership interest units equal to the Purchase Amount divided by the First Financing Price. Shares of preferred membership interest units granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred membership interest units issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred membership interest units then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of common membership interest units as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common membership interest units.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

Any actions or decisions of the Company taken by, at the direction or with the consent of Andrew Geisel and Justin Giuffrida shall be deemed to have been taken by a majority vote.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company. '

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital securities into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital membership interest units authorized to issue upon the conversion of the Securities, because the amount of capital membership interest units to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Partnership Tax Treatment

For federal income tax purposes, the Company is currently treated as a "partnership." This means that the Company itself is *not* subject to federal income tax. Partnerships are pass-through entities, and all items of income, gain, loss, deduction, and credit are allocated to the partners who are then responsible for their individual tax allocations. The Company will file an information tax return annually on Form 1065 and issue Schedule K-1 to each Investor. Investors may be allocated items of income or gain *without* receiving any distributions or cash. This means that Investors will be responsible for paying any such tax liability, regardless of whether they have received distributions from the Company sufficient to cover any federal, state, or local tax liability.

The Company and the managers have broad discretion to make an alternate election such that the Company would be treated other than a "partnership" for tax purposes. For example, the managers could elect to treat the Company as an "S-Corp" or a "C-Corp" by making appropriate elections.

Any decision to make either election may be influenced by a personal tax benefit to the managers or certain members only.

Phantom Income

There is no guarantee that Investors will receive distributions whenever Investors are allocated items of income or gain, and Investors may be required to cover a substantial tax liability with assets from other sources. The managers intend to take reasonable steps to make distributions sufficient to cover any tax liability, but the managers have no obligation to do so.

THE FOREGOING IS ONLY A *BRIEF* EXPLANATION OF A FEW OF THE POTENTIAL TAX RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY. INVESTORS SHOULD RELY ON THEIR OWN TAX ADVISERS IN MAKING ANY DECISION TO INVEST, NOT ON THE FOREGOING STATEMENTS.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective

Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
Since its inception the Company has issued promissory notes to individual lenders, including partner loans, from time to time for short-term capital needs for a total of $244,447.74. The Company intends to repay the principal and any interest accrued in full. The Company intends to repay the full amount. See "RISK FACTORS - Risks Related to Crowdfunding and the Offering **-** *The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws"* and "FINANCIAL INFORMATION - Previous Offerings of Securities".

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."
THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

Citizens Holdings LLC

(a New York Limited Liability Company)

Unaudited Consolidated Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Citizens Holdings LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 13, 2020

To: Board of Directors of Citizens Holdings LLC
        Attn: Justin Giuffrida, Director

Re: 2018 and 2019 Consolidated Financial Statement Review
        Citizens Holdings LLC

We have reviewed the accompanying consolidated financial statements of Citizens Holdings LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements, for Citizens Holdings LLC and subsidiaries. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

CITIZENS HOLDINGS LLC
PRO FORMA CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
(unaudited)

	2019	2018
ASSETS		
Current Assets		
Checking/Savings		
Cash in Bank	69,447	95,922
Total Checking/Savings	69,447	95,922
Accounts Receivable		
Accounts Receivable	26,878	0
Total Accounts Receivable	26,878	0
Other Current Assets		
Food Inventory	27,634	6,150
Prepaid Rent	24,000	80
Total Other Current Assets	51,634	6,230
Total Current Assets	147,959	102,152
Fixed Assets		
Fixed Assets		
Accumulated Depreciation	-315,527	-198,994
Furniture and Equipment	792,611	488,823
Leasehold Improvements	195,326	136,920
Total Fixed Assets	672,410	426,749
Intangible Assets		
IP	58,000	
Total Intangible Assets	58,000	0
Other Assets		
Security Deposits Asset	171,748	29,000
Total Other Assets	171,748	29,000
TOTAL ASSETS	1,050,117	557,901
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	163,259	147,071
Credit Cards	143,589	13,723
Other Current Liabilities		
Ciao for Now Debt	25,000	
Gift Card Liability	1,380	
Sales Tax Payable	16,886	6,339
Total Other Current Liabilities	43,266	6,339
Total Current Liabilities	350,114	167,133
Long Term Liabilities		
G & G Loan	97,153	
Member Loan - Citizens	79,500	1,198
Total Long Term Liabilities	176,653	1,198
Total Liabilities	526,767	168,331
Equity		
Member's Equity	264,464	264,464
Retained Earnings	125,106	109,288
Member Distributions	-286,039	-268,644
Net Income	419,819	284,462
Total Equity	523,350	389,570
TOTAL LIABILITIES & EQUITY	1,050,117	557,901

The accompanying notes are an integral part of these financial statements.

CITIZENS HOLDINGS LLC
PRO FORMA CONSOLIDATED INCOME STATEMENT
As of December 31, 2019 and 2018
(unaudited)

	2019	2018
Revenue	4,141,603	2,201,700
Cost of Goods Sold	2,688,295	1,259,629
Gross Profit	1,453,308	942,071
Operating Expenses		
General and Administration	389,396	280,558
Advertising and Promotion	11,563	615
Rent Expense	370,465	300,230
Insurance Expense	58,195	13,120
Payroll	77,690	4,620
Professional Fees	9,647	9,062
Depreciation & Amortization	116,533	49,404
Interest Expense	1	
Total expenses	1,033,490	657,609
Net Income	419,818	284,462

The accompanying notes are an integral part of these financial statements.

Citizens Holdings LLC
PRO FORMA CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Member's Equity	Retained Earnings	Total Members' Equity
Balance as of January 1, 2018	$155,071	$ 109,288	$264,359
Member Contributions	109,393	0	109,393
Member Distributions	0	(268,644)	-268,644
Net Income (Loss)	0	284,461	284,461
Balance as of December 31, 2018	$264,464	$125,106	$389,570
Member Contributions		0	0
Member Distributions	0	(286,039)	-286,039
Net Income (Loss)	0	419,819	419,819
Balance as of December 31, 2019	$264,464	$258,886	$523,350

The accompanying notes are an integral part of these financial statements.

CITIZENS HOLDINGS LLC
PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(unaudited)

	2019	2018
OPERATING ACTIVITIES		
Net Income	419,818	284,462
Add Back Depreciation	116,533	49,404
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	-26,878	-540
Food Inventory	-21,484	-1,350
Prepaid Rent	-23,920	-367
Accounts Payable and Other Liabilities	16,188	130,417
Credit Cards Payable	129,866	120,296
Ciao for Now Debt	25,000	0
Gift Card Liability	1,380	0
Sales Tax Payable	10,547	-5,406
Net cash provided by Operating Activities	647,051	576,916
INVESTING ACTIVITIES		
Fixed Assets	-303,789	-247,039
Leasehold Improvements	-58,406	-72,574
Intellectual Property	-58,000	0
Security Deposits Asset	-142,748	-29,300
Net cash provided by Investing Activities	-562,942	-348,913
FINANCING ACTIVITIES		
G & G Loan	97,153	
Member Loan - Citizens	78,302	1,198
Contributions	0	109,393
Distributions	-286,039	-268,644
Net cash provided by Financing Activities	-110,584	-158,053
Net cash increase for period	-26,475	69,951
Cash at beginning of period	95,922	25,971
Cash at end of period	69,447	95,922

The accompanying notes are an integral part of these financial statements.

CITIZENS HOLDINGS LLC
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Citizens Holdings LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in New York on December 24, 2019. The Company is a modern Australian breakfast and lunch restaurant group with various locations within New York City. The Company's headquarters are in New York, New York. The Company owns the following wholly-owned operating coffee shop locations, which each began operations in the respective years:

- Citizens of Chelsea LLC (formerly known as Pushcart Coffee Chelsea LLC), a New York limited liability company that began operations as the Citizens concept on October 16, 2016.[1]
- Citizens of Gramercy LLC (formerly known as Pushcart Coffee Peter's Field, LLC), a New York limited liability company that began operations as the Citizens concept on June 1, 2018.[1]
- Citizens of Bleecker LLC, a New York limited liability company formed on July 8, 2019
- Citizens of SoHo LLC, a New York limited liability company formed on June 3, 2019
- Citizens of the East Village LLC, a New York limited liability company formed on November 18, 2019

All entities created prior to the Citizens Holdings LLC holding company formation were previously owned directly by the members and managers, after which the ownership of the entities was contributed into the holding company in exchange for direct ownership of the holding company. These financial statements of the Company consider the operations and activities of the group as if effectively wholly owned under the holding company for the full period of the financials. The Company began certain operations in 2016.

The financial statements are prepared on a going concern basis. Since inception, the Company has relied on contributions from the owners as well as revenue producing activities. As of December 31, 2019, the Company had positive retained earnings. However, the Company's short history may raise concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from the existing cash reserves, a crowdfunding campaign (see Note 8) and funds from revenue producing activities. The ability to grow in scale may be impacted by management's plan to raise additional funds. If the Company cannot continue profitable operations, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

---

[1] The entity had been a wholly owned subsidiary of Pushcart Coffee LLC prior to this date and operated under a different concept and brand. All financials and statements as to the Company's history refer to business operations conducted on and after this date.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $69,447 and $95,922 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost and are primarily comprised of kitchen equipment and necessary appliances or furniture for the restaurant locations. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized under leasehold improvements. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or

other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a multi-member limited liability company, taxed as a partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company's payments are generally collected upfront at the time of transaction, although some are on an invoice with a net 30 term through catering services. For years ending December 31, 2019 and 2018 the Company recognized $4,141,603 and $2,201,700 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had $26,878 and $0 in accounts receivable, respectively, earned through catering services.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of furniture and equipment and capitalized leasehold improvements. Depreciation is calculated using the straight-line method over a period of 7 years. As of December 31, 2019 and 2018, the Company had $672,410 and $426,749 in net fixed assets, respectively.

The Company has capitalized acquired intellectual property that consists of customer lists and trade secrets.

NOTE 4 – LOANS AND LIABILITIES

In 2019, the Company received two loans totaling $125,000. On November 30, 2019, the loan totaling $25,000 was issued in exchange for furniture, fixtures, and equipment for the Company, to be paid with 5% interest in 24 monthly installments of $1,097. The first payment to be due and payable is January 1, 2020. On August 1, 2019, the loan totaling $100,000 was issued at a 5% interest rate and becomes due July 31, 2020.

NOTE 5 – INCOME TAX PROVISION

The Company will file taxes on earnings via its members' tax returns consistent with tax treatment for partnerships for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company has entered into the following lease agreements for the various operating locations:

Originated on May 4, 2013, the Company continued prior owners' ten-year lease agreement for Citizens of Chelsea LLC, whereby yearly fixed rent prices fluctuate between $180,000 and $283,000.

Originated in June 2012, the Company continued prior owners' ten-year lease agreement for Citizens of Gramercy LLC, whereby yearly fixed rent prices fluctuate between $87,000 and $116,821. A security deposit worth $29,000 of rent has been held by the landlord upon execution of the lease.

In June 2019, a ten-year lease was entered into for Citizens of SoHo LLC whereby yearly fixed rent prices fluctuate between $276,000 and $360,117. A security deposit of $72,000 was deposited with the landlord upon execution of the lease. The agreement provides for a 6-month rent credit at inception of the lease and has not incurred any monthly payment expenses as of December 31, 2019.

On July 16, 2019, a ten-year lease was entered into for Citizens of Bleecker LLC whereby yearly fixed rent prices fluctuate between $288,000 and $380,031. A security deposit of $72,000 was deposited with the landlord upon execution of the lease. The agreement provides for a 6-month rent credit at inception of the lease and has not incurred any monthly payment expenses as of December 31, 2019.

On November 25, 2019, the Company entered into a ten-year lease for Citizens of the East Village, LLC, whereby fixed rent prices fluctuate between $95,016 and $133,092. A security deposit of $15,837 has been held by the landlord upon execution of the lease.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began certain operations in 2016 and majority of the Citizens group began in 2018 or 2019. The Company's ability to continue is dependent upon management's ability to continue achieving profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through JP Morgan Chase for a total of $524,936. The loan matures on April 25, 2022 and has an interest rate of 1%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. Payments of the Loan begin November 25, 2020, however the Company has satisfied full forgiveness terms and does not expect to owe any payments.

EIDL Loan

In April 2020, the Company received a loan for $150,000 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which will be forgiven as debt under the terms of the CARES Act.

Rent Forgiveness

The company has reached landlord contractual agreements for rent forgiveness across all locations for the months of March 2020 - June 2020. Further rent reductions have been executed for the remainder of the year 2020 in line with market conditions.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 13, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Appendix A – Detailed 2019 Balance Sheet

CITIZENS HOLDINGS LLC
PRO FORMA CONSOLIDATED BALANCE SHEET
As of December 31, 2019
(unaudited)

	Bleecker	Chelsea	East Village	Peter's Field	Soho	2019
ASSETS						
Current Assets						
Checking/Savings						
Cash in Bank	14,471	5,675	23,371	9,330	16,601	69,447
Total Checking/Savings	14,471	5,675	23,371	9,330	16,601	69,447
Accounts Receivable						
Accounts Receivable	0	0	26,878	0	0	26,878
Total Accounts Receivable	0	0	26,878	0	0	26,878
Other Current Assets						
Food Inventory	7,896	11,403	0	8,335	0	27,634
Prepaid Rent	24,000	0	0	0	0	24,000
Total Other Current Assets	31,896	11,403	0	8,335	0	51,634
Total Current Assets	46,367	17,077	50,249	17,664	16,601	147,959
Fixed Assets						
Fixed Assets		-				
Accumulated Depreciation	-8,462	161,717	-2,329	-143,019	0	-315,527
Furniture and Equipment	116,269	261,140	69,857	259,193	86,152	792,611
Leasehold Improvements	58,406	64,346	0	72,574	0	195,326
Total Fixed Assets	166,213	163,768	67,528	188,748	86,152	672,410
Intangible Assets						
IP	0		58,000		0	58,000
Total Intangible Assets	0	0	58,000	0	0	58,000
Other Assets						
Security Deposits Asset	72,000	300	1,448	29,000	69,000	171,748
Total Other Assets	72,000	300	1,448	29,000	69,000	171,748
TOTAL ASSETS	284,580	181,146	177,225	235,413	171,753	1,050,117

(*continued on next page*)

LIABILITIES & EQUITY

Liabilities						
Current Liabilities						
Accounts Payable						
Accounts Payable	30,407	77,254	19,969	35,629	0	163,259
Total Accounts Payable	30,407	77,254	19,969	35,629	0	163,259
Credit Cards						
Credit Cards Payable	106,040	14,471	0	23,078	0	143,589
Total Credit Cards	106,040	14,471	0	23,078	0	143,589
Other Current Liabilities						
Ciao for Now Debt	0	0	25,000	0	0	25,000
Gift Card Liability	50	1,243	0	87	0	1,380
Intercompany Loans						
Due to/from Bleecker	0	0	30,000	-60,000	-72,000	-102,000
Due to/from Chelsea	0	0	24,795	0	130,000	154,795
Due to/from East Village	-30,000	-24,795	0	629	0	-54,166
Due to/from Peter's Field	60,000	0	-629	0	10,000	69,371
Due to/from Soho	72,000	-130,000	0	-10,000	0	-68,000
Total Intercompany Loans	102,000	-154,795	54,166	-69,371	68,000	0
Sales Tax Payable	7,509	928	2,371	6,079	0	16,886
Total Other Current Liabilities	109,559	-152,625	81,536	-63,205	68,000	43,266
Total Current Liabilities	246,006	-60,900	101,505	-4,497	68,000	350,114
Long Term Liabilities						
G & G Loan	0	0	0	0	97,153	97,153
Member Loan - Citizens	53,000	0	7,000	19,500	0	79,500
Total Long Term Liabilities	53,000	0	7,000	19,500	97,153	176,653
Total Liabilities	299,006	-60,900	108,505	15,003	165,153	526,767
Equity						
Member's Equity	0	155,070	0	109,394	0	264,464
Retained Earnings	0	113,823	0	11,283	0	125,106
Member Distributions		-245,630		-40,409		-286,039
Net Income	-14,426	218,782	68,720	140,142	6,600	419,819
Total Equity	-14,426	242,045	68,720	220,410	6,600	523,350
TOTAL LIABILITIES & EQUITY	284,580	181,146	177,225	235,413	171,753	1,050,117

Appendix B – Detailed 2019 Income Statement

CITIZENS HOLDINGS LLC
PRO FORMA CONSOLIDATED INCOME STATEMENT
As of December 31, 2019 and 2018
(unaudited)

	Bleecker	Chelsea	East Village	Peter's Field	Soho	2019
Revenue	412,104	2,485,192	114,120	1,123,587	6,600	4,141,603
Cost of Goods Sold	348,328	1,536,999	42,153	760,815	0	2,688,295
Gross Profit	63,776	948,193	71,967	362,772	6,600	1,453,308
Operating Expenses						
General and Administration	55,891	291,612	536	41,357	0	389,396
Advertising and Promotion	0	11,563	0	0	0	11,563
Rent Expense	0	262,371	0	108,094	0	370,465
Insurance Expense	5,996	44,964	339	6,897	0	58,195
Payroll	9,420	41,971	44	26,256	0	77,690
Professional Fees	0	6,608	0	3,039	0	9,647
Depreciation & Amortization	6,896	70,321	2,329	36,987	0	116,533
Interest Expense	0	0	0	1	0	1
Total expenses	78,203	729,410	3,247	222,630	0	1,033,490
Net Income	-14,426	218,782	68,720	140,142	6,600	419,819

EXHIBIT D
Offering Page found on Intermediary Portal (Republic)

 **Republic**

Company Name	Citizens
Logo	
Headline	One of the fastest growing specialty cafe & lifestyle brand scaling nationwide
Hero Image	
Tags	Food, Coffee, Restaurants, B2C

Pitch text	**Summary** • Lifetime Revenue of $10M ~ expected YoY growth of $3M • Series-A investment fueling a 40-unit growth plan into an $80M business • Company has been featured in Forbes, New York Times, Vogue • Closing $5M in Series-A funding to x10 store count into a national brand • Launched 4 profitable units & corporate HQ in under 4 years • Best in class profit margins exceeding public listed coffee & food brands

- 2020 Covid resilient increasing profitability (%) YoY up to 6%

Problem

The diner model hasn't advanced & Starbucks has a monopoly on the U.S market.

America is ready for a more premium coffee & healthy food experience. It's time to introduce a brand that can lead the next generation of what cafes can be in the United States.



Solution

The Australian Cafe is a proven concept in the U.S. market


PROOF OF CONCEPT
RECOGNITION IN THE MEDIA
VOGUE
The New York Times
EATER
"HOW AUSTRALIAN COFFEE TOOK OVER" - 01/18
"THE ART OF THE AUSTRALIAN BREAKFAST" 07/18
"AUSTRALIAN COFFEE CULTURE IS INSPIRING A NEW WAVE OF AMERICAN CAFES" 02/16
"THE WORLD IS HOOKED ON AUSTRALIAN COFFEE CULTURE. THIS IS HOW IT GOT SO GOOD"
- JOEY WATSON, ABC NEWS

The concept was born in Australia, the global leaders in specialty cafes, inspired by wellness forward lifestyle, craft coffee and embracing technology and innovation. Citizens management team has proven experience from Australia's leading brands in scaling the concept.


THE AUSTRALIAN CAFE:
A Specialty Coffee Shop, Café & Lifestyle Brand in one
home for the holiday
@citizens.of
"Citizens is a fast-casual farm-to-table cafe, making healthy food and specialty coffee craveable and cool."

The Aussie café concept continued to evolve over time. Innovative café operators developed signature Australian espresso drinks like the Flat White, and invented new breakfast dishes with an Australian identity like Avocado Toast. The cafe environment—big, bright, airy spaces filled with good cheer—became as distinctly Australian as as the menu. Café life is now a daily part of Australian culture, providing a wellness-forward lifestyle, a social place to meet friends and colleagues, enjoy beautifully crafted coffee and food, and an escape from the modern busy life.

Product

This is what separates us from the rest...

The Citizens mission is to bring wellness to communities around the globe, that's why our product offering is inspired by the growing healthy and lifestyle market, making healthy food & coffee craveable and cool.







Making healthy food & coffee
craveable and **cool**
The idea is simple:
We focus on seasonal, inventive and fresh menus that taste as good as they look, while remaining very accessible on price.


CORE RETAIL OFFERING
COFFEE BEVS
Fresh, Aussie style coffee made right
21% of total sales*
FOOD
All day breakfast and lunch
70%.
ALCOHOL
Beer, wine and cocktails
5%.
*Average Product Mix, Chelsea

Authentic Australian Food:

Our ethos is to take well sourced ingredients and put an inventive twist on dishes creating something new, exciting and visually beautiful which plays into the growing social media following.


BELGIAN WAFFLE WITH FRESH MASCARPONE & STONE FRUIT
Food.
It tastes as good as it looks
LEMON-LOAF POPPY CAKE WITH BASIL
SMASHED AVOCADO WITH BEET HUMMUS
HONEY-CHIA GRANOLA


AUTUMN SQUASH BOWL
WITH CHICKEN
DRAGONFRUIT
BARBIE BOWL
CAST IRON BAKED EGGS
WITH BEET LABNEH
BBQ PULLED PORK
BENEDICT
Always seasonal.
Always fresh.

Authentic Australian Coffee:

Citizens is leading the way in the specialty coffee movement. The business focuses on every step of the coffee process. From bean sourcing, roasting techniques, preparation and guest experience.

- Citizens Coffee proprietary 'Seasons' blend
- Citizens Coffee blend sold online & instore
- Specialty coffee beans roasted locally in New York
- Direct farm relationships within Ethiopia, Guatemala and Colombia



Modern, Architectural Store Design

The store environment is designed to inspire our customers with a sense of wellness and happiness while at Citizens.



Traction

A proven concept celebrated by the biggest publications




Dont take it from us
Listen to these guys:



Forbes

Nov 18, 2019, 10:00am EST | 3,157 views

Destination Brunch: Australian Dining Makes Waves in NYC



GOTHAM   Parties   People   Food & Drink   Home & Real Estate   Style

These Two Aussies Are Dominating the Brunch Scene in New York City

By Jordi Lippe-McGraw | September 4, 2019 | Food & Drink

Forbes

"Destination Brunch: Australian Dining Makes Waves in NYC"   11/2019

GOTHAM
M A G A Z I N E

"These Two Aussies Are Dominating the Brunch Scene in New York City"   9/2019

VOGUE

"How Australian Coffee Took Over"   1/2018

DEPARTURES

"Meet the Australian Duo Taking Over New York's Coffee Culture"   1/2020

A social media advantage

Citizens uses a deliberate and concise Instagram strategy to outperform industry peers creating a substantial edge in marketing. This helps create buzz, word of mouth traffic and an army of brand evangelicals.


SOCIAL MEDIA
A PRODUCT THAT MARKETS ITSELF
A FOLLOWING THAT OUTWEIGHS THE BIG NAMES...
@CITIZENS
(4 UNITS)
35.1K
@Le Pain Quotiden
(216 UNITS)
50.4K
@Just Salad
(39 UNITS)
32K
@Pret USA
(17 UNITS)
18.5K
@Fresh&Co
(20 UNITS)
11.5K

Four locations, production facility, and HQ in under 4 years

In under four years, Citizens has built an empire of four downtown Manhattan locations. Most recently, the company launched its internal production facility and corporate head office in the East Village.


LOCATIONS
CITIZENS OF CHELSEA
401 W 25TH ST
CITIZENS OF BLEECKER
155 BLEECKER ST
CITIZENS OF GRAMERCY
362 2ND AVE
COMMISSARY AND HQ
CITIZENS OF SOHO
201 LAFAYETTE ST
MANHATTAN, NEW YORK

Customers

Here's what our customers have to say ...



Real reviews from **yelp**

★★★★★ - Marlee L.

"The **best avocado toast I've ever had** in my life! The restaurant is so cute and **the service is great**"

★★★★★ - Jordana L.

This place has been an almost **daily visit** since they opened in the neighborhood. **Friendly staff members**, excellent cold brew""

★★★★★ - Ana K.

Lovely place for a brunch especially with your girlfriends. **Great food, excellent service**, nice and warm. It's not easy to find a place that has it all right now.

★★★★★ - Gregory D.

A go-to Australian inspired breakfast/brunch spot with **great coffee drinks** as well as beer, wine, and cocktails. **There's NOT one bad thing on the menu.**

★★★★★ - Michelle W.

This has to be one of the **best brunch spot ever!** I came last week and it was **such a cute spot** to have brunch. I don't know why I've never been!! They have tons of vegan/vg/gf options too"

★★★★★ - Ashley R.

I am in love with this restaurant!!! So many healthy vegan and non vegan options. The over night oats were **spectacular!**

Tripadvisor
4.5 Stars - 97 reviews
★★★★☆

Google
4.5 Stars - 648 reviews
★★★★☆

GRUBHUB
4.8 Stars - 89 reviews
★★★★★

WHY EXPAND NOW?

There are opportunities that have come from COVID

 **COMMERCIAL REAL ESTATE COSTS ARE AT RECORD LOWS**

 **OPERATING COSTS HAVE DROPPED**

 **MARKET SUPPLY AND DEMAND HAS REGULATED**

THE POINT OF INFLECTION IS THE TIME TO GROW

" THIS IS THE TIME TO GROW. REAL ESTATE COSTS ARE DOWN, DEVELOPMENT COSTS ARE DOWN, VOLUMES ARE UP - THESE ARE THE HIGHEST-RETURN INVESTMENT STORES WE'LL EVER GENERATE " RONALD SHAICH, PANERA BREAD - 2009

The Great Recession of 2008 was seen as an opportunity by Panera Bread, opening 100 stores in that very year.



Business Model

Economics that scale

A WELL DESIGNED, SCALABLE MODEL



HIGH UNIT VOLUME: $2M+

Exceeds store sales of public companies (ie Starbucks)



INDUSTRY LEADING GROSS PRODUCT MARGIN: 75%

Exceeds margins of public comps (ie Chipotle)



MICRO UNIT BUILD COST: <$250K

Store payback period of under 14 months



CENTRALIZED PRODUCTION FACILITY:

Centralizing production to lower store equipment cost and raise product margin

Response to COVID-19

The Citizens brand has evolved, grown and thrived in an environment where consumers are more health and quality conscious than ever before. Throughout the COVID period, the concept model has evolved into a stronger business.



ROBUST COVID PERFORMANCE



TREMENDOUS REVENUE COMPARABILITY
Year-on-year unit sales of up to 83% of prior year period



WE ARE BRINGING IN MORE REVENUE PER SEAT
Unit sales per seat has increased by up to 34%



OUR STORE PROFITABILITY HAS INCREASED
Unit profitability (%) YoY increase of up to 6% by period



OUR AVERAGE TICKET HAS INCREASED
Average Customer Spend has increased up to 7%

HOW DID WE PIVOT?



EXPANDED INTO DINNER
Extended closing hours at locations till 9PM to capture evening day-part, increasing store revenues by up to 25%



DELIVERY CHANNELS
Added up to 26% in store revenue through 3RD party delivery partners.



BUILT NATIVE APP
Designed native Citizens app that handles ordering+payment*



*Currently in beta testing

Market

The market is 'ripe' for Citizens national expansion

Subway & Starbucks are the largest QSR (Quick Serve Restaurant) in the world with 42,000 & 30,626 store units respectively. The time has come for the next version of specialty coffee, healthy food.


THE MARKET IS RIPE
USA LOVES AVO...
5,000%
... the increase in sales of 'Avocado Toast' in America between 2014 and 2017
A COFFEE A DAY...
25%
...the increase of gourmet coffee consumption since 2015
BREAKFAST GROWS...
4.6%
...the global breakfast food market's expected growth between 2020-2024(CAGR)

The rise of specialty coffee is an incredibly fast growing category as US consumers begin the shift away from Starbucks to a more premium product. The most recent data published in 2020 by the National Coffee Association (NCA) shows that specialty coffee has increased to 60% market share, up from only 9% in 1991. We strongly believe the demand shift will exponentially grow, and we believe we're at the front of the wave.

Competition

Cafe companies are valuable commodities:

Here are some comparable company valuations



BLUESTONE LANE - 40+ stores

VALUATION: $100M (ESTIMATED)



BLUE BOTTLE - 90+ stores

VALUATION: $700M+



LA COLOMBE - 30+ stores

VALUATION: $1B



Using series A funding, Citizens plans to reach 40 stores by 2024

Vision

National expansion & path to IPO

Republic funding forms part of a wider $5M Series-A financing round modeled to fuel a 40-unit national expansion across 9 major U.S markets, with a proven business model & formula bolstered with a unique real estate landscape presents unrivaled opportunities.

The company has modeled a three phased expansion plan within existing markets and beginning it's strategic growth plan in new markets, using a repeatable and predictable new market entry strategy that will ensure a sustained success.

Completion of the three phased expansion shall see Citizens achieve an annual run rate of $80M. Using current industry comparable M&A transactions, the business shall be in a strong position to merge with a strategic partner, accelerating a path to IPO.



A NANTIONAL BRAND EXPANSION BY 2024



Expansion markets include:

NEW YORK

WASHINGTON

CALIFORNIA

TEXAS

ILLINOIS





Founders

Meet the founders

The Citizens founders, Justin Giuffrida & Andrew Geisel, are skilled operators with deep domain experience in the coffee industry, having led some of Australia's premier brands. The pair have been featured in top publications such as Forbes as up and coming entrepreneurs in the wellness & lifestyle hospitality category.

Justin is the Co-Founder & CEO of Citizens. He has a decade of experience building top-tier brands within the specialty coffee, food and wellness industry.

Andrew Geisel is the Co-Founder and COO. Having spent years working with one of Australia's premier coffee companies, he expanded his professional skillset through his tertiary and professional experience in architecture, build and commercial real estate.



Forbes

"DESTINATION BRUNCH: AUSTRALIAN DINING MAKES WAVES IN NYC"

Jusin Giuffrida (left), Andrew Geisel (right)

"We invite you to join this journey with us as we set out to show America how good

breakfast lunch and coffee can be."

-Andrew Geisel, Co-Founder

Team

 Justin Giuffrida — CEO & Founder — Director & Co-founder of @citizens.of an expanding Australian cafe company started in New York in 2016.

 Andrew Geisel — COO & Founder

 Michael Lawless — Director of Operations

 Ben Carbo — Supply Chain & Production Manager

 Ben Darmanin — Director of People & Development

 Melissa Male — Social Media & Marketing Manager

 James Rogers — Executive Advisor

 Raghavan Mohan — Financial Controller

Perks

$100	Citizens with Benefits - Invest $100, and you'll receive five free coffees or cocktails, loaded onto your Citizens Green Card.
$200	Citizens with Extra Benefits - Invest $200, and you'll receive ten free coffees or cocktails, loaded onto your Citizens Green Card.
$500	Citizens with Extra Special Benefits - Invest $500, and you'll receive five free brunches, worth $150 loaded onto your Citizens Green Card.
$1,000	Citizens Weekly - Invest $1000, and you'll receive a Citizens Investor Card, loaded up with a free coffee or cocktail every week - that's fifty-two coffees or cocktails a year.
$2,500	Citizens Weekly - Invest $2500, and you'll receive a Citizens Investor Card, loaded up with a free brunch every week - that's fifty-two brunches a year.
$5,000	VIP Citizen - Invest $5000, and you'll receive a Citizens VIP Investor Card, loaded up with a free coffee or cocktail every week for life.
$10,000	VIP Citizen - Invest $10000, and you'll receive a Citizens VIP Investor Card, loaded up with a brunch every week for life.
$50,000	Advisor Equity Package - Vesting equity package with an advisory agreement. Please inquire for further details.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Why did you go the Crowd Equity route?

We want to give our loyal followers the opportunity to own a slice of the business and be a part of the growth journey. Citizens Cafes quickly becomes a healthy pillar of the community much like a gym, with loyal locals visiting multiple times per day - so it just makes sense for our investors to also be our most loyal fans who feel invested in the journey. As Citizens continues to grow across the U.S, communities have a unique opportunity to contribute to the success story of the brand.

Another unique factor is the investment pays for itself. The tiered perk structure will grant you anything from free coffees to a VIP Citizens "Green Card" card loaded with 'brunch for life'.

What is specialty coffee and what separates it from the rest?

The demand for coffee is greater than ever before. The rise of specialty coffee is an incredibly fast growing category as US consumers begin the shift away from Starbucks to a more premium product. This is specialty coffee. The most recent data published in 2020 by the National Coffee Association shows that specialty coffee has increased to 60% market share, up from only 9% in 1991. We strongly believe the demand shift will exponentially grow, and **we believe we're at the front of the wave.**

What is your current growth/exit plan?

The company is primed for immediate and near term growth with a proven business model & formula bolstered with a unique real estate landscape presents unrivaled opportunities. The company has modeled a three phased expansion plan rolling out a total of 40 stores over a five year period, within existing markets and beginning it's strategic growth plan in new markets, using a repeatable and predictable new market entry strategy that will ensure a sustained success. **Completion of the three phased expansion shall see Citizens achieve an annual run rate of $80M.** Using current industry comparable M&A transactions, **the business shall be in a strong position to merge with a strategic partner, accelerating a path to IPO.**

EXHIBIT F
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Citizens Holdings LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Citizens Holdings LLC, a New York limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase

Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

       If the Company's manager (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section

1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager (or board of directors if the Company becomes a corporation).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager (or board of directors if the Company becomes a corporation)at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2.   *Definitions*

(a) "**CF Shadow Series**" shall mean a series of Equity Interests that is identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii) Each of the CF Shadow Series shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) (iii) CF Shadow Series have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

(b) "**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's manager (or board of directors if the Company becomes a corporation), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

(c) "**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

(d) "**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

(e) "**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

(f) "**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

(g) "**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

(h) "**Equity Interests**" means the equity interests of the Company, including without limitation, the Common Securities and Preferred Securities of the Company.

(i) "**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

(j) "**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

(k) "**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

(l) "**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

(m) "**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

(n) "**Liquidity Event**" means a Change of Control or an IPO.

(o) "**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

(p) "**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

(q) "**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

(r) "**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

(s) "**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

(t) "**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager manager (or board of directors if the Company becomes a corporation); (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Seriesor other Capital Interests issuable pursuant to <u>Section 1</u>.

(e) If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of capital stock for issuance and delivery upon the conversion of this instrument, such number of shares of the capital stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the capital stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **<u>TOTAL LOSS</u>** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities;

whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unit holders or members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a) If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's managers or equivalent goverernance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Citizens Holdings LLC

By:

Name: Justin Giuffrida
Title: Manager
Address: 21 East 12th Street, New York, US Email: justin@citizens.coffee

INVESTOR:

By:

Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between [Issuer], a [State] limited liability company (the "***Company***") and [Investor Name] ("***Member")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Section 302 of the Delaware Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                   LLC d/b/a Republic
Date   Date

EXHIBIT G
Video Transcript

So. Here's the story. Two Australians, living in New York with sick of not being able to find good coffee,

Tasty food and great vibes all on the one group, living in one of the best cities in the world, we realized that the cafe and diner model is completely outdated and ready to be shaken up. So we decided to take it into our own hands.

In late 2016, we launched our first cafe, Citizens of Chelsea, a modern all day venue, serving fresh eats specialty coffee, and killer cocktails.

We found a raw industrial space in historic Chelsea neighborhood and turned it into an energetic all day cafe. Capturing a feel-good vibes of Australia. It wasn't long before we had lines out the door and we knew that we're up to something special. Fast forward 18 months, and it was the right time to open our second location Citizens in Gramercy, a beautiful corner spot in the Gramercy neighborhood. Much like the first location,This one was a big pit. After two months of operation, we were profitable. We knew we would need the strategic partner and investor to help us grow early on. So we teamed up to the New York based venture partner. Justin and Andrew have such a strong vision for Citizens. They know they have what it takes to scale this company into a huge success. I'm very glad to be part of this amazing journey, and I'm very excited for what the future holds.

Last year, we continue that growth, opening two more stores in Manhattan, citizens' and Bleeker, a sun drenched airy corner located in the Greenwich Village and Citizens of Soho, our biggest location yet, located in the heart of Soho on the iconic Lafayette Street. This year we continue to grow our infrastructure. We opened our company headquarters, which houses our centralized production kitchen, our internal training facility, and our corporate office. And we're in the process of opening our fifth location. For the rapidly growing company, we knew that we needed the right team, keep the momentum going. We added to our 70 person strong team with key positions, such as director of operations, culinary director, and finance and marketing managers.

We've also been busy integrating top of the line technology into our company to streamline performance, profitability and automate systems to scale

Through COVID, we have evolved our business model to adapt to the changing environment. So you have grown into online and delivery platforms. We have more steps, very own citizens app, and we have integrated contactless pickup and payment systems.

So how big can we go? We're taking this concept nationwide and bringing something unique and special to each community. It's all in the name Citizens Of.

In the next year, we will make 300,000 cups of coffee, crack 400,000 eggs and have over 1 million guests walk through the doors of Citizens. Our success in New York has been making waves in the press. We've been featured in top publications, such as Forbes, Vogue and New York Times even covered our citizens. Hostels citizens is one of the fastest growing cafe companies in New York. In under three years, we've grown our revenues over 100%. Bringing now expected annual run rate to $7.5 million. Our unit margins continue to outperform industry giants with a store level profitability of up to 20% in 2019.

Now we're ready to take this company to the next level we're being offered better real estate than ever before with an amazing pipeline of stores planned in New York, California, and Texas in 2021. Here's where you come in for the first time ever, we're inviting you to join the ride and buy shares and citizens will continue to build beautiful cafes nationwide with you on the journey with us now more than ever, we have the opportunity and the momentum to continue to grow our company and build a globally recognized brand. And we hope you'll join us.